
EUREKA TOWNSITE (Off Map)
NORTH LILY SHAFT OFF MAP ~8000' ENE
EAST-1 POTENTIAL ORE RUN OFF MAP ~500' EAST
EAST-2 POTENTIAL ORE RUN OFF MAP ~2000' EAST
SNOWFLAKE
EUREKA HILL
EUREKA HILL #3
EAGLE & BLUEBELL
GODIVA ORE RUN
Humbug
CENTENNIAL EUREKA
VICTORIA
PLUTUS ORE RUN
IRONBLOSSOM ORE RUN
Beck Tunnel
Salvador
EUREKA PEAK
GEMINI ORE RUN
19
CHIEF ORE RUN
SOUTH EUREKA
HERKIMER
ANNANDALE
OPEX
GRAND CENTRAL
GRAND CENTRAL BELOW WATER TABLE POTENTIAL ORE TARGETS
SIOUX PEAK
GRAND CENTRAL TO EMERALD ORE TARGETS
(POTENTIAL) WEST ORE RUN
TENNESSEE REBEL
EMERALD
MAMMOTH
MAMMOTH PEAK
EMERALD CHIMNEY ORE TARGET
NEW PARK RESERVES
SIOUX AJAX
EUREKA CONSOLIDATED
MAMMOTH TOWNSITE
LOWER MAMMOTH Shaft (Internal)
AJAX
CARISA
BLACKJACK
30
NORTH STAR
GOVERNOR
BLACK DRAGON (EAST)
BLACK DRAGON (WEST)
GREAT EASTERN
SCALE
500' 0' 1000'

CONTOUR INTERVAL – 100 FEET

ROAD CLASIFICATIONS

- EXISTING IMPROVED ROAD
- EXISITING UNIMPROVED ROAD
- JEEP TRAIL

EXPLANATION

- × PROSPECTS
- MINE SHAFTS
- ADITS
- DUMPS
- MAJOR ORE RUNS
- ● ORE TARGETS

N

| | | | |
|---|---|---|---|
| Project: | Ore Targets | | |
| County: | Juab & Utah | State: | UTAH |
| Location: | T-11S, R2&3W | | |
| Title: | TINTIC AREA Ore Target Location Map | | |
| Geologist: | | Drafter: | |
| Date: | | Map No.: | 63E005 |